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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ------------

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)

                           IBW Financial Corporation
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                               (Name of Issuer)

                         Common Stock, $1.00 par value
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                        (Title of Class of Securities)

                                   448939108
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                                (CUSIP Number)


                               Page 1 of 5 Pages
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CUSIP No. 448939108                                     Page 2 of 5 Pages



1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Cynthia T. Mitchell, S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                               (b) [_]
     Not applicable.

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

 NUMBER OF        5. SOLE VOTING POWER 100,763 (includes 67,193 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, 30,625 shares owned by deceased
   SHARES husband's trust as to which she is trustee and beneficiary, and 1,750 shares held by deceased husband's trust for benefit of a third party, as to which she is trustee)
BENEFICIALLY
                  6. SHARED VOTING POWER  0

  OWNED BY        7. SOLE DISPOSITIVE POWER 100,763 (includes 67,193 shares
                     owned by self-settled revocable trust, as to which
                     reporting person acts as sole trustee, 30,625 shares owned
    EACH             by deceased husband's trust as to which she is trustee and beneficiary, and 1,750 shares held by deceased husband's
                     trust for benefit of a third party, as to which she is
 REPORTING           trustee)


PERSON WITH       8. SHARED DISPOSITIVE POWER  0


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,763 (includes 67,193 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, 30,625 shares owned by deceased husband's trust as to which she is trustee and beneficiary, and 1,750 shares held by deceased husband's trust for benefit of a third party, as to which she is trustee)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

     Does not include an aggregate of 77,407 shares (12.15%) of Common Stock beneficially owned by Patricia A. Mitchell, reporting person's adult daughter, as trustee of self-settled revocable trust. Does not include 75,813 shares (11.90%) of Common Stock beneficially owned by B. Doyle Mitchell, Jr., reporting person's adult son, directly and as trustee of self-settled revocable trust, 500 shares owned by his wife and 54,720 (8.59%) shares as to which he shares voting and dispositive power as co-trustee of the Employee Stock Ownership Plan of Issuer's subsidiary (the "ESOP"). The reporting person is a beneficiary or successor beneficiary under the testamentary provisions each of such revocable trusts. The reporting person disclaims beneficial ownership of all of such shares.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  15.81%

12.  TYPE OF REPORTING PERSON*  IN
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CUSIP No. 448939108                                       Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

     The name of the Issuer is IBW Financial Corporation, a District of Columbia corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 4812 Georgia Avenue, Washington, DC 20011.

Item 2(a).  Name of Person Filing:

     Cynthia T. Mitchell

Item 2(b).  Address of Principal Business Office, or if None, Residence:

     The reporting person's residence address is: 2029 Trumbull Terrace, N.W., Washington, DC 20011

Item 2(c).  Citizenship:

     The reporting person is a citizen of the United States.

Item 2(d).  Title of Class of Securities.

     The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of IBW Financial Corporation.

Item 2(e).  CUSIP Number.

     448939108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the filing person is a:

  (a) [_]   Broker or dealer registered under Section 15 of the Act,

  (b) [_]   Bank as defined in Section 3(a)(60) of the Act,

  (c) [_]   Insurance Company as defined in Section 3(a)(19) of the Act,

  (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

  (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

  (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

  (g) [_]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
           Item 7,

  (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

  Not applicable.
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CUSIP No. 448939108                                         Page 4 of 5 Pages

Item 4.     Ownership

     As of December 31, 1996, the reporting person owned shares of the Common Stock as set forth below. The reporting person did not own any options, warrants, or other rights to purchase or acquire any additional shares of Common Stock, or any securities exchangeable for or convertible into shares of Common Stock. The reporting person is a beneficiary or successor beneficiary under the testamentary provisions of certain revocable trusts holding shares of Common Stock established by members of her family.

     (a) Amount beneficially owned: 100,763 (includes 67,193 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, 30,625 shares owned by deceased husband's trust as to which she is trustee and beneficiary, and 1,750 shares held by deceased husband's trust for benefit of a third party, as to which she is trustee) Does not include 77,407 shares (12.15%) of Common Stock beneficially owned by Patricia T. Mitchell, reporting person's adult daughter, as trustee of self-settled trust. Does not include 75,813 shares (11.90%) of Common Stock beneficially owned by B. Doyle Mitchell, Jr., reporting person's adult son, directly and as trustee of self-settled trust, 500 shares owned by his wife and 54,720 shares (8.59%) as to which he shares voting and dispositive power as co-trustee of the ESOP. The reporting person disclaims beneficial ownership of all of such shares.

     (b) Percent of Class:   15.81%

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote: 100,763 (includes 67,193 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, 30,625 shares owned by deceased husband's trust as to which she is trustee and beneficiary, and 1,750 shares held by deceased husband's trust for benefit of a third party, as to which she is trustee)

     (ii)   Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition of: 100,763 (includes 67,193 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, 30,625 shares owned by deceased husband's trust as to which she is trustee and beneficiary, and 1,750 shares held by deceased husband's trust for benefit of a third party, as to which she is trustee)

     (iv)   Shares power to dispose or direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.
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CUSIP No. 448939108                                         Page 5 of 5 Pages

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997                    /s/ Cynthia T. Mitchell
                                    -------------------------------------------
                                    Cynthia T. Mitchell